Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

May 8, 2017

VIA EDGAR

Dominic Minore, Senior Counsel

Jason Fox, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.
Post-Effective Amendment No. 1 to the Registration Statement on Form N-2
File No. 333-191307

Dear Messrs. Minore and Fox:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 11, 2017, which relate to the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-191307) (the “Registration Statement”) filed on February 24, 2017.

The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Post-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) filed concurrently with this letter.

Accounting Comments

Comment No. 1: Please update the Registration Statement to include audited financial statements for the year ended December 31, 2016 and provide an updated consent from the Company's auditors.

Response: The Company has included the audited financial statements for the year ended December 31, 2016 in the Amended Registration Statement and has filed an updated consent from the Company's auditors as an exhibit to the Amended Registration Statement.

U.S. Securities and Exchange Commission Division of Investment Management May 8, 2017 Page 2

Comment No. 2: Please update the Registration Statement to include a consent from the Company's predecessor auditors and populate the name of the predecessor auditors in all relevant sections of the Registration Statement.

Response: The Company has filed a consent from the Company's predecessor auditors as an exhibit to the Amended Registration Statement and has populated the name of the Company’s predecessor auditors in the relevant sections of the Amended Registration Statement.

Legal Comments

Comment No. 3: We refer to fourth bullet point under the summary risk factors included on page 3 of the Registration Statement. Please update the disclosure in this bullet point to include more detailed information regarding the Company’s concentration in a limited number of portfolio companies.

Response: The Company has revised the disclosure on page 3 of the Amended Registration Statement in accordance with the Staff’s comment.

Comment No. 4: We refer to the description of the investment advisory fees beginning on page 9 of the Registration Statement and note that the disclosure relating to the “catch-up” feature is more fulsome on pages 100–101 of the Registration Statement. Please update the disclosure on pages 9–10 of the Registration Statement to include the more fulsome disclosure included on pages 100–101.

Response: The Company has revised the disclosure on page 10 of the Amended Registration Statement in accordance with the Staff’s comment.

Comment No. 5: We note that the Company includes a separate line item for a fee waiver in the Fees and Expenses table on page 12 of the Registration Statement. Please confirm that the fee waiver will be in place for a period of at least twelve months after the date of effectiveness of the Registration Statement. In the alternative, please remove the fee waiver from the Fees and Expenses table and from the assumptions included in the calculations used for the table. Additionally, please confirm, on a supplemental basis, whether the advisory fees waived by the Company’s investment adviser, GSV Asset Management, LLC (the “Adviser”), are subject to reimbursement or recoupment by the Adviser.

Response: The Company has revised the Fees and Expenses table to remove the fee waiver line item and assumptions. The Company also advises the Staff, on a supplemental basis, that the fees waived by the Adviser are not subject to reimbursement or recoupment.

Comment No. 6: We note the Company’s disclosure throughout the Registration Statement indicating that the Company’s investment portfolio is concentrated in a limited number of portfolio companies. Please confirm to the Staff, on a supplemental basis, whether the Company expects to continue to operate in a manner so as to qualify for the tax treatment applicable to regulated investment companies (“RICs”) with respect to the asset diversification requirements.

U.S. Securities and Exchange Commission Division of Investment Management May 8, 2017 Page 3

Response: The Company confirms that it expects to continue to operate in a manner so as to qualify for the tax treatment applicable to RICs with respect to the asset diversification requirements.

Comment No. 7: We note the Company’s descriptions of Palantir Technologies, Inc. and Spotify Technology S.A. on page 87 of the Registration Statement. In light of the size of the Company’s respective investments in Palantir Technologies, Inc. and Spotify Technology S.A., please enhance the descriptions related to each company to conform to the requirements of Item 8.6.a of Form N-2.

Response: The Company has revised the disclosure on page 84 of the Amended Registration Statement in accordance with the Staff’s comment.

Comment No. 8: We note that the Company’s $18.0 million loan agreement with Silicon Valley Bank (the “Credit Facility”) expired in accordance with its terms on December 31, 2016. Please consider whether the expiration of the Credit Facility will have an impact on the Company’s liquidity and capital resources and whether the Registration Statement should be updated to reflect any such impact.

Response: The Company advises the Staff, on a supplemental basis, that due to the size of the Credit Facility and the fact that the Company did not routinely draw a material amount under the Credit Facility, the Company does not believe that the expiration of the Credit Facility has or will have a material impact on the Company’s liquidity and capital resources. The Company also advises the Staff, however, that the Company is currently in negotiations with a lender for a new $12 million credit facility and has revised the assumptions in the Fees and Expenses table accordingly.

Comment No. 9: We note that the Company disclosed in a current report on Form 8-K, filed with the Commission on March 16, 2017, the resignation of two directors of the Company and the appointment of two new directors. Please update the “Management” section of the Registration Statement to reflect these changes in the composition of the Company’s Board of Directors.

Response: The Company has revised the disclosure in the “Management” section of the Amended Registration Statement in accordance with the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	William Tanona, GSV Capital Corp.
Stephani M. Hildebrandt, Eversheds Sutherland (US) LLP